                                                               September 19, 2006

Ms. Sally Samuel, Esq.
Office of Insurance Products
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:  Post-effective amendments to certain Form N-4 registration statements and Form
        S-3 registration statements

Dear Ms. Samuel:

Along with this letter, we are filing as correspondence our proposed changes to the prospectus supplement describing the Highest
Daily Lifetime Five benefit ("HD").  If the changes that we set forth in the filing for this annuity product are acceptable to the
Staff, we would make the same changes to the registration statements for the other annuities that will be adding HD.  Consistent with our discussion, we have:

o        expanded the description of how the HD formula operates; and
o        included a mathematical example that illustrates how the HD formula operates; and
o        amended our recitation of the HD formula that appears in the Appendix to specify certain factors within the HD formula that, in the prior draft, were left open-ended.

We appreciate your attention to this filing.

                                                              Sincerely,

                                                              /s/C. Christopher Sprague
                                                              C. Christopher Sprague

                                                     Pruco Life Insurance Company
                                             Pruco Life Insurance Company of New Jersey

                                                   Strategic Partners Annuity One
                                                      Strategic Partners Plus
                                                  Strategic Partners Annuity One 3
                                                     Strategic Partners Plus 3

                                                    Strategic Partners FlexElite

                                                     Strategic Partners Advisor

                                                     Strategic Partners Select

                                                Supplement, dated November 20, 2006
                                                                 To
                                                  Prospectuses, dated May 1, 2006

This supplement makes the following changes:

o        adds the Highest Daily Lifetime Five Benefit to Strategic  Partners Annuity One 3, Strategic  Partners Plus 3 and Strategic
              Partners  FlexElite (version of contract sold on or after May 1, 2003 or upon subsequent state approval) of Pruco Life
              Insurance Company ("Pruco Life") (but not Pruco Life Insurance Company of New Jersey); and
o        for each of the above-referenced prospectuses, reflects certain changes to the underlying mutual funds

TABLE OF CONTENTS

As a new entry  within the line item  entitled  "Section  5: What Is The  Lifetime  Five  Income  Benefit?",  we add a line item for
Highest Daily Lifetime Five.

As a new entry at the end of the Table of Contents, we add a reference to Appendix C, entitled "Asset Transfer Formula Under
Highest Daily Lifetime Five Benefit."

GLOSSARY

o        We add a definition  for "Benefit  Fixed Rate Account",  that reads as follows:  "An  investment  option offered as part of this contract that is used only if you have elected the optional  Highest Daily  Lifetime Five Benefit.  Amounts  allocated to the Benefit  Fixed Rate  Account  earn a fixed rate of interest,  and are held within our general  account.  You may not allocate  purchase payments to the Benefit Fixed Rate Account.  Rather,  contract value is transferred to the Benefit Fixed
         Rate Account only under the asset transfer feature of the Highest Daily Lifetime Five Benefit."
o        We revise the first sentence of the  definition of "Annual  Income Amount" to state:  "Under the terms of the Lifetime Five
         Income  Benefit and the Highest  Daily  Lifetime  Five  Benefit,  an amount that you can withdraw  each year as long as the annuitant lives."
o        We revise the first sentence of the  definition of "Excess  Income/Excess  Withdrawal"  to state:  "Under the Lifetime Five
         Income  Benefit,  Spousal  Lifetime Five Income Benefit,  and Highest Daily Lifetime Five Benefit,  Excess Income refers to cumulative withdrawals that exceed the Annual Income Amount."
o        We add a definition  for "Highest Daily Lifetime Five Benefit" that reads as follows:  "An optional  feature  available for an additional  charge that  guarantees  your ability to withdraw  amounts equal to a percentage of a principal value called the Protected  Withdrawal  Value.  Subject to our rules regarding the timing and amount of withdrawals,  we guarantee these withdrawal amounts, regardless of the impact of market performance on your contract value."
o        We revise the  definition  of "Protected  Withdrawal  Value" to read as follows:  "Under the Lifetime Five Income  Benefit,
         Spousal Lifetime Five Income Benefit,  and Highest Daily Lifetime Five Benefit,  an amount that we guarantee  regardless of the investment  performance of your contract  value.  As discussed in Section 5, Protected  Withdrawal  Value is determined one way with respect to the Lifetime  Five Income  Benefit and the Spousal  Lifetime Five Income  Benefit,  and another way for the Highest Daily Lifetime Five Benefit."

SUMMARY

o        We revise the last  paragraph  of the  Section 3 portion of the  Summary to read as  follows:  "The  Lifetime  Five  Income
         Benefit,  Spousal  Lifetime Five Income Benefit,  and Highest Daily Lifetime Five Benefit  (discussed in Section 5) and the
         Income  Appreciator  Benefit  (discussed  in  Section 6) each may  provide an  additional  amount  upon which your  annuity payments are based."
o        We add the  following  as the last  paragraph  of the Section 5 portion of the Summary,  to read as follows:  "Finally,  we offer a benefit  called the Highest Daily  Lifetime Five Benefit.  The Highest Daily  Lifetime Five Benefit,  like Lifetime
         Five,  offers a Life Income Benefit based on a single  designated  life,  but differs in that (a) the Protected  Withdrawal
         Value is determined  based on the highest daily  contract  value and (b) we require you to participate in an asset transfer program,  under which your contract value may be transferred  periodically  between the variable investment options and the
         Benefit Fixed Rate Account.  We operate the asset  transfer  program under a formula,  which is described in the portion of
         Section 5  concerning  the  Highest  Daily  Lifetime  Five  Benefit.  In  addition,  in  Appendix C, we set out the formula itself.  As discussed in Section 5, when you elect Highest Daily Lifetime  Five, the asset transfer  formula is made a part of your annuity contract,  and thus may not be altered  thereafter.  However,  we do reserve the right to amend the formula for newly-issued annuity contracts that are issued in the future."
o        We add the following as the last line item in the bullet within the Section 8 portion of the Summary  concerning  insurance and administrative costs:

      "- 0.60% if you choose the Highest Daily  Lifetime Five Benefit.  This charge is in addition to the charge for the  applicable death benefit."

SUMMARY OF CONTRACT EXPENSES

o        With respect to the Strategic  Partners  Annuity One 3 and Strategic  Partners  Plus 3  prospectuses  of Pruco Life, in the table entitled Periodic Account Expenses,  Insurance and  Administrative  Expenses with the Indicated  Benefits,  we revise the line items  pertaining to the death benefit options,  Lifetime Five, and Spousal Lifetime Five to read as follows,  and add a line item for  Highest  Daily  Lifetime  Five.  In  addition,  we add a footnote  (which  appears  immediately  after
         "Insurance And Administrative Expenses With The Indicated Benefits"):
                                                                             Contract            Contract
                                                                             With                Without
                                                                             Credit              Credit

Lifetime Five Income Benefit                                                 0.60%               0.60%

Spousal Lifetime Five Income Benefit                                         0.75%               0.75%

Highest Daily Lifetime Five Income Benefit                                   0.60%               0.60%

Base Death Benefit                                                           1.50%               1.40%

Guaranteed Minimum Death Benefit Option - Roll-Up or Step-Up
                                                                             1.75%               1.65%

Guaranteed Minimum Death Benefit Option - Greater of Roll-Up
or Step-Up                                                                   1.85%               1.75%

Highest Daily Value Death Benefit                                            2.00%               1.90%

*The charge for the Lifetime Five Income  Benefit (and, if available  under your contract,  Spousal  Lifetime Five and Highest Daily
Lifetime  Five) is  imposed  based on the value of assets in the  variable  investment  options  only.  As  discussed  later in this prospectus, we reserve the right to increase these charges upon any step-up of the benefit.

o        With respect to the  Strategic  Partners  FlexElite  prospectus  of Pruco Life (version of contract sold on or after May 1,
         2003 or upon subsequent state approval),  in the table entitled  Periodic Account  Expenses,  Insurance and  Administrative
         Expenses with the Indicated  Benefits,  we revise the line items  pertaining to the death benefit  options,  Lifetime Five, and Spousal  Lifetime Five to read as follows,  and add a line item for Highest Daily Lifetime Five. In addition,  we add a footnote (which appears immediately after "Insurance And Administrative Expenses With The Indicated Benefits"):

Lifetime Five Income Benefit                                                                     0.60%

Spousal Lifetime Five Income Benefit                                                    0.75%

Highest Daily Lifetime Five Income Benefit                                              0.60%

Base Death Benefit                                                              1.65% (1.70% for contracts sold prior to  May 1,
2003, or upon subsequent state approval, and if you are aged 76 or older)

Guaranteed Minimum Death Benefit Option - Roll-Up or
Step-Up                                                                1.90%

Guaranteed Minimum Death Benefit Option - Greater of Roll-Up or
Step-Up                                                                2.00%

Highest Daily Value Death Benefit                                      2.15%

*The charge for the Lifetime Five Income  Benefit (and, if available  under your contract,  Spousal  Lifetime Five and Highest Daily
Lifetime  Five) is  imposed  based on the value of assets in the  variable  investment  options  only.  As  discussed  later in this prospectus, we reserve the right to increase these charges upon any step-up of the benefit.

 In Section 2 of each prospectus, we make the following change to the chart setting forth a brief description of each variable investment option, to reflect a subadviser name change:
o        SP Small Cap Value Portfolio, AST Small Cap Value Portfolio, and Prudential Series Fund Equity Portfolio.  Salomon
              Brothers Asset Management will change its name to ClearBridge Advisers LLC, effective in December 2006.

In section 2 of each prospectus, we revise the investment objectives/policies section, and portfolio adviser/sub-adviser section for two Portfolios to read as follows.  These new descriptions reflect the addition of sub-advisers as well as revisions to non-fundamental investment policies:

o        SP LSV International Value Portfolio:

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                         INVESTMENT OBJECTIVES/POLICIES                                         ADVISER/
       TYPE                                                                                                               SUB-ADVISER
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
   International    SP International Value Portfolio (formerly SP LSV International Value Portfolio):  seeks         LSV Asset Management,
                    capital growth.  The Portfolio normally invests at least 80% of the Portfolio's investable       Thornburg Investment
                    assets (net assets plus borrowings made for investment purposes) in the equity securities of     Management, Inc.
      Equity        companies in developed countries outside the United States that are represented in the MSCI
                    EAFE Index.

------------------- ------------------------------------------------------------------------------------------------ -----------------------

o        SP William Blair International Growth Portfolio
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                         INVESTMENT OBJECTIVES/POLICIES                                         ADVISER/
       TYPE                                                                                                               SUB-ADVISER
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
   International    SP International Growth Portfolio (formerly, SP William Blair International Growth               Marsico Capital
                    Portfolio):  seeks long-term capital appreciation.  The Portfolio invests primarily in           Management LLC,
                    equity-related securities of foreign issuers. The Portfolio invests primarily in the common      William Blair &
                    stock of large and medium-sized foreign companies, although it may also invest in companies of   Company, LLC
                    all sizes. Under normal circumstances, the Portfolio invests at least 65% of its total assets
      Equity        in common stock of foreign companies operating or based in at least five different countries, which may include countries with emerging markets. The Portfolio looks primarily for stocks of companies whose earnings are growing at a faster rate than other companies or which offer attractive growth potential.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

SECTION 5:  WHAT IS THE LIFETIME FIVE INCOME BENEFIT?

We add the following new section to the end of the above-referenced  section of each prospectus for Pruco Life's Strategic
Partners Annuity One 3, Strategic Partners Plus 3, and Strategic Partners FlexElite:

HIGHEST DAILY LIFETIME FIVE BENEFIT (HIGHEST DAILY LIFETIME FIVE)

The Highest  Daily  Lifetime  Five Benefit  described  below is only being  offered in those  jurisdictions  where we have  received regulatory  approval,  and will be  offered  subsequently  in other  jurisdictions  when we  receive  regulatory  approval  in those jurisdictions.  Certain terms and conditions may differ among  jurisdictions  once approved.  Highest Daily Lifetime Five is offered as an alternative to Lifetime Five and Spousal Lifetime Five.  Currently,  if you elect Highest Daily Lifetime Five and subsequently terminate the benefit,  you will not be able to re-elect  Highest Daily  Lifetime Five, and will have a waiting period until you can elect Spousal  Lifetime Five or Lifetime Five.  Specifically,  you will be permitted to elect Lifetime Five or Spousal Lifetime Five only on an  anniversary  of the contract date that is at least 90 calendar  days from the date that Highest Daily  Lifetime Five was terminated.  We reserve the right to further  limit the election  frequency in the future.  The income  benefit  under Highest Daily
Lifetime  Five  currently  is based on a single  "designated  life"  who is at least 55 years old on the date  that the  benefit  is acquired.  The Highest Daily Lifetime Five Benefit is not available if you elect any other  optional  living  benefit,  although you may elect any optional  death benefit  (other than the Highest Daily Value Death  Benefit).  As long as your Highest Daily  Lifetime
Five Benefit is in effect,  you must allocate your contract value in accordance  with the  then-permitted  and available  investment option(s) with this program.

We offer a benefit  that  guarantees  until the death of the single  designated  life the ability to withdraw an annual  amount (the
"Highest  Daily Life Income  Benefit")  equal to a percentage  of an initial  principal  value (the  "Protected  Withdrawal  Value")
regardless of the impact of market  performance on the contract value,  subject to our program rules regarding the timing and amount of withdrawals.  The benefit may be appropriate if you intend to make periodic  withdrawals  from your contract,  and wish to ensure that market  performance will not affect your ability to receive annual  payments.  You are not required to make withdrawals as part of the program -- the  guarantees are not lost if you withdraw less than the maximum  allowable  amount each year under the rules of the benefit.  We discuss  Highest Daily  Lifetime Five in greater detail  immediately  below.  In addition,  please see the Glossary section of this  prospectus for  definitions of some of the key terms used with this benefit.  As discussed  below,  we require that you  participate  in our asset  transfer  program in order to  participate  in Highest Daily Lifetime Five, and in the Appendices to
this prospectus, we set forth the formula under which we make those asset transfers.

As discussed below, a key component of Highest Daily Lifetime Five is the Protected Withdrawal Value, which is an amount that is distinct from contract value.  Protected Withdrawal Value is used to determine the Highest Daily Annual Income Amount - - which is amount that you can take out annually as a withdrawal for your entire life.  Because each of the Protected Withdrawal Value and
Highest Daily Annual Income Amount is determined in a way that is not solely related to contract value, it is possible for the contract value to fall to zero, even though the Highest Daily Annual Income Amount remains.  You are guaranteed to be able to withdraw the Highest Daily Annual Income Amount for the rest of your life, provided that you have not made "excess withdrawals."
Excess withdrawals, as discussed below, will reduce your Highest Daily Annual Income Amount.  Thus, you could experience a scenario in which your contract value was zero, and, due to your excess withdrawals, your Highest Daily Annual Income Amount also was reduced to zero.  In that scenario, no further amount would be payable under Highest Daily Lifetime Five.

KEY FEATURE -- PROTECTED WITHDRAWAL VALUE
The Protected  Withdrawal  Value is used to determine the amount of the annual payments under the Highest Daily Life Income Benefit.
The Protected  Withdrawal  Value  initially is equal to the contract  value on the date that you elect Highest Daily  Lifetime Five.
On each  business day  thereafter,  until the earlier of the first  withdrawal  or ten years after the date of your  election of the benefit, we recalculate the Protected  Withdrawal Value.  Specifically,  on each such business day (the "Current Business Day"), the
Protected Withdrawal Value is equal to the greater of:

o        The Protected  Withdrawal Value for the immediately  preceding business day (the "Prior Business Day"),  appreciated at the daily  equivalent of 5% annually  during the calendar  day(s) between the Prior  Business Day and the Current  Business Day
         (i.e.,  one day for  successive  business  days,  but more than one calendar day for  business  days that are  separated by weekends and/or holidays),  plus the amount of any purchase payment  (including any associated  credit) made on the Current
         Business Day; and
o        The contract value.

We cease these daily  calculations of the Protected  Withdrawal  Value when you make your first  withdrawal.  However,  as discussed below,  subsequent  purchase payments (and any associated credits for Strategic Partners Annuity One 3 and Strategic Partners Plus 3
only) will increase the amount we guarantee to pay annually  under the Highest Daily Life Income  Benefit (the "Highest Daily Annual
Income Amount"), while "excess" withdrawals (as described below) may decrease the Highest Daily Annual Income Amount.

KEY FEATURE - HIGHEST DAILY ANNUAL INCOME AMOUNT UNDER HIGHEST DAILY LIFETIME FIVE BENEFIT

The initial Highest Daily Annual Income Amount is equal to 5% of the Protected  Withdrawal  Value.  Under the Highest Daily Lifetime
Five benefit,  if your  cumulative  withdrawals in a contract year are less than or equal to the Highest Daily Annual Income Amount, they will not reduce your Highest Daily Annual Income Amount in subsequent  contract  years,  but any such  withdrawals  will reduce the Highest Daily Annual Income Amount on a  dollar-for-dollar  basis in that contract year. If your  cumulative  withdrawals are in excess of the Highest Daily Annual  Income Amount  ("Excess  Income"),  your Highest Daily Annual Income Amount in subsequent  years will be reduced  (except  with  regard to required  minimum  distributions)  by the result of the ratio of the Excess  Income to the contract value immediately prior to such withdrawal (see examples of this calculation  below).  Reductions include the actual amount of the  withdrawal,  including any CDSC that may apply.  A purchase  payment that you make will increase the  then-existing  Highest
Daily Annual Income Amount by an amount equal to 5% of the purchase payment  (including,  with respect to Strategic Partners Annuity
One 3 and Strategic Partners Plus 3 only, the amount of any associated credits).

An  automatic  step-up  feature  ("Highest  Quarterly  Auto  Step-Up")  is  included  as part of this  benefit.  As detailed in this paragraph,  the Highest  Quarterly  Auto Step-Up  feature can result in a larger Highest Daily Annual Income Amount if your contract value  increases  subsequent to your first  withdrawal.  We begin examining  contract  values for purposes of this feature  starting with the  contract  anniversary  immediately  after your  first  withdrawal  under the  benefit.  Specifically,  upon the first such contract  anniversary,  we identify the contract  value on the business  days  corresponding  to the end of each quarter that (i) is based on your contract  year,  rather than a calendar year (ii) is  subsequent  to the first  withdrawal  and (iii) falls within the immediately  preceding  contract  year.  If the end of any such quarter  falls on a holiday or a weekend,  we use the next  business day. We multiply each of those  quarterly  contract  values by 5%, adjust each such quarterly  value for subsequent  withdrawals and purchase  payments,  and then select the highest of those values.  If the highest of those values exceeds the existing Highest Daily
Annual Income Amount,  we replace the existing amount with the new, higher amount.  Otherwise,  we leave the existing  Highest Daily
Annual Income Amount intact. In later years (i.e., after the first contract  anniversary after the first  withdrawal),  we determine whether an automatic step-up should occur on each contract  anniversary,  by performing a similar examination of the contract values on the end of the four immediately  preceding  quarters.  If, on the date that we implement a Highest Quarterly Auto Step-Up to your
Highest Daily Annual Income Amount,  the charge for Highest Daily Lifetime Five has changed for new  purchasers,  you may be subject to the new charge at the time of such step-up.  Prior to increasing  your charge for Highest Daily Lifetime Five upon a step-up,  we would notify you, and give you the opportunity to cancel the automatic step-up feature.

The Highest  Daily  Lifetime  Five program  does not affect your  ability to make  withdrawals  under your  contract,  or limit your ability to request  withdrawals  that exceed the Highest Daily Annual Income  Amount.  Under  Highest Daily  Lifetime  Five, if your cumulative  withdrawals  in a contract year are less than or equal to the Highest Daily Annual Income  Amount,  they will not reduce your Highest Daily Annual  Income  Amount in  subsequent  contract  years,  but any such  withdrawals  will reduce the Highest Daily
Annual Income Amount on a dollar-for-dollar basis in that contract year.

If,  cumulatively,  you  withdraw an amount less than the Highest  Daily  Annual  Income  Amount in any  contract  year,  you cannot carry-over the unused portion of the Highest Daily Annual Income Amount to subsequent contract years.

Examples of  dollar-for-dollar  and  proportional  reductions,  and the Highest  Quarterly  Step-Up are set forth below.  The values depicted  here are purely  hypothetical,  and do not reflect the charges for the Highest  Daily  Lifetime  Five Benefit or any other fees and charges.  Please assume the following for all three examples:

o        The contract is purchased on December 1, 2006
o        The Highest Daily Lifetime Five Benefit is elected on March 5, 2007.

Dollar-for-dollar reductions
On May 2, 2007,  the  Protected  Withdrawal  Value is $120,000,  resulting in a Highest  Daily Annual Income Amount of $6,000 (5% of
$120,000).  Assuming  $2,500 is withdrawn from the contract on this date, the remaining  Highest Daily Annual Income Amount for that contract  year (up to and  including  December  1,  2007) is  $3,500.  This is the result of a  dollar-for-dollar  reduction  of the
Highest Daily Annual Income Amount -- $6,000 less $2,500 = $3,500.

Proportional reductions
Continuing the previous  example,  assume an additional  withdrawal of $5,000 occurs on August 6, 2007 and the contract value at the time of this  withdrawal is $110,000.  The first $3,500 of this  withdrawal  reduces the Highest Daily Annual Income Amount for that contract year to $0. The remaining  withdrawal  amount  ($1,500)  reduces the Highest Daily Annual Income Amount in future  contract years on a  proportional  basis based on the ratio of the excess  withdrawal to the contract value  immediately  prior to the excess withdrawal.  (Note  that if  there  were  other  withdrawals  in that  contract  year,  each  withdrawal  would  result  in  another proportional reduction to the Highest Daily Annual Income Amount).

Here is the calculation:

Contract value before withdrawal                                           $110,000.00
Less amount of "non" excess withdrawal                                      -$3,500.00
Contract value immediately before excess withdrawal of $1,500              $106,500.00

Excess withdrawal amount,                                                    $1,500.00
divided by contract value immediately before excess withdrawal             $106,500.00
Ratio                                                                            1.41%

Highest Daily Annual Income Amount                                           $6,000.00
Less ratio of 1.41%                                                            -$84.51
Highest Daily Annual Income Amount for future contract years                 $5,915.49

Highest Quarterly Step

On each contract  anniversary  date, the Highest Daily Annual Income Amount is stepped-up if 5% of the highest quarterly value since your first withdrawal (or last contract  anniversary in subsequent years),  adjusted for excess withdrawals and additional  purchase payments,  is greater than the Highest Daily Annual Income Amount,  also adjusted for excess  withdrawals  and  additional  purchase payments.

Continuing  the same example as above,  the Highest  Daily Annual  Income  Amount for this  contract  year is $6,000.  However,  the excess  withdrawal on August 6th reduces this amount to $5,915.49  for future years (see above).  For the next  contract  year,  the
Highest Daily Annual Income Amount will be stepped-up if 5% of the highest quarterly  contract value,  adjusted for withdrawals,  is greater than $5,915.49.  Here are the  calculations  for determining the quarterly  values.  Only the June 1 value is being adjusted for excess withdrawals, as the September 1 and December 1 valuation dates occur after the excess withdrawal on August 6.

                                                     Highest Quarterly
                                                    Value (adjusted with    Adjusted Annual Income
                                                       withdrawal and     Amount (5% of the Highest
           Date*                Account value            premium)**            Quarterly Value)
June 1, 2007                     $118,000.00            $118,000.00               $5,900.00
August 6, 2007                   $120,000.00            $112,885.55               $5,644.28
September 1, 2007                $112,000.00            $112,885.55                $5,644.28
December 1, 2007                 $119,000.00            $119,000.00               $5,950.00

*In this example, the contract anniversary date is December 1.  The quarterly valuation dates are every three months thereafter -
March 1, June 1, September 1, and December 1.  In this example, we do not use the March 1 date as the first withdrawal took place after March 1.  The contract anniversary date of December 1 is considered the fourth and final quarterly valuation date for the year.

**In this example, the first quarterly value after the first withdrawal is $118,000 on June 1, yielding an adjusted Highest Daily
Annual Income Amount of $5,900.00.  This amount is adjusted on August 6 to reflect the $5,000 withdrawal.  The calculations for the adjustments are:
|X|      The contract value of $118,000 on June 1 is first reduced dollar-for-dollar by $3,500 ($3,500 is the remaining Highest
         Daily Annual Income Amount for the contract year), resulting in an adjusted contract value of $114,500 before the excess withdrawal.
|X|      This amount  ($114,500) is further reduced by 1.41% (this is the ratio in the above example which is the excess withdrawal divided by the contract value immediately preceding the excess withdrawal) resulting in a Highest Quarterly
         Value of $112,885.55.

The adjusted Highest Daily Annual Income Amount is carried forward to the next quarterly anniversary date of September 1.  At this time, we compare this amount to 5% of the contract value on September 1.  Since the June 1 adjusted Highest Daily Annual Income
Amount of $5,644.28 is higher than $5,600.00 (5% of $112,000), we continue to carry $5,644.28 forward to the next and final quarterly anniversary date of December 1.  The contract value on December 1 is $119,000 and 5% of this amount is $5,950.  Since this is higher than $5,644.28, the adjusted Highest Daily Annual Income Amount is reset to $5,950.00

In this example, 5% of the December 1 value yields the highest amount of $ 5,950.00.  Since this amount is higher than the current year's Highest Daily Annual Income Amount of $5,915.49 adjusted for excess withdrawals, the Highest Daily Annual Income Amount for the next contract year, starting on December 2, 2007 and continuing through December 1, 2008, will be stepped-up to $5,950.00.

BENEFITS UNDER HIGHEST DAILY LIFETIME FIVE

o        To the extent that your  contract  value was  reduced to zero as a result of  cumulative  withdrawals  that are equal to or less than the  Highest  Daily  Annual  Income  Amount and  amounts are still  payable  under the Highest  Daily Life Income
         Benefit,  we will make an additional  payment,  if any, for that contract year equal to the remaining  Highest Daily Annual
         Income Amount for the contract  year.  Thus, in that  scenario,  the remaining  Highest Daily Annual Income Amount would be payable even though your  contract  value was reduced to zero.  In  subsequent  contract  years we make payments that equal the Highest Daily Annual Income  Amount as described in this section.  We will make payments  until the death of the single designated  life. To the extent that cumulative  withdrawals in the current  contract year that reduced your contract value to zero are more than the Highest Daily Annual Income Amount,  the Highest Daily Lifetime Five Benefit  terminates,  and no additional payments will be made.

o        If annuity  payments are to begin under the terms of your contract,  or if you decide to begin receiving  annuity  payments and there is a Highest  Daily Annual Income Amount due in  subsequent  contract  years,  you can elect one of the following two options:

         (1) Apply your contract value to any annuity option available; or
         (2) Request that, as of the date annuity payments are to begin, we make annuity payments each year equal to the Highest
         Daily Annual Income Amount. We will make payments until the death of the single designated life.

We must receive your request in a form acceptable to us at our office.

In the absence of an election when mandatory  annuity  payments are to begin, we will make annual annuity  payments in the form of a single life fixed annuity with ten payments  certain,  by applying the greater of the annuity rates then currently  available or the annuity rates guaranteed in your contract. The amount that will be applied to provide such annuity payments will be the greater of:

     (1) The present value of the future Highest Daily Annual Income Amount  payments.  Such present value will be calculated  using the greater of the single life fixed annuity rates then currently  available or the single life fixed annuity rates  guaranteed in your contract; and
     (2) The contract value.

o        If no withdrawal was ever taken,  we will determine the Protected  Withdrawal  Value and calculate the Highest Daily Annual
         Income Amount as if you made your first withdrawal on the date the annuity payments are to begin.

OTHER IMPORTANT CONSIDERATIONS

o        Withdrawals  under the Highest Daily  Lifetime Five benefit are subject to all of the terms and conditions of the contract, including any CDSC.  We take withdrawals pro rata from your variable investment options and fixed investment options.
o        Withdrawals  made while the Highest  Daily  Lifetime Five program is in effect will be treated,  for tax  purposes,  in the same way as any other  withdrawals  under the contract.  The Highest Daily  Lifetime Five program does not directly  affect the  contract  value or  surrender  value,  but any  withdrawal  will  decrease  the  contract  value by the  amount of the withdrawal (plus any applicable CDSC). If you surrender your contract, you will receive the current surrender value.
o        You can make withdrawals  from your contract while your contract value is greater than zero without  purchasing the Highest
         Daily  Lifetime Five Benefit.  The Highest Daily  Lifetime Five Benefit  provides a guarantee  that if your contract  value declines due to market  performance,  you will be able to receive your Highest  Daily Annual  Income  Amount in the form of periodic benefit payments.
o        You must allocate your contract  value in accordance  with the then  available  investment  option(s) that we may permit in order to elect and maintain the Highest Daily Lifetime Five Benefit.

ELECTION OF AND DESIGNATIONS UNDER THE BENEFIT

For Highest  Daily  Lifetime  Five,  there must be either a single  owner who is the same as the  annuitant,  or if the  contract is entity-owned, there must be a single natural person annuitant.  In either case, the annuitant must be at least 55 years old.

Any change of the annuitant  under the contract will result in cancellation  of Highest Daily Lifetime Five.  Similarly,  any change of owner  will  result  in  cancellation  of  Highest  Daily  Lifetime  Five,  except  if (a) the new  owner  has the same  taxpayer identification  number as the previous owner,  (b) both the new owner and previous owner are entities,  or (c) the previous owner is a natural person and the new owner is an entity.

Highest  Daily  Lifetime  Five can be elected at the time that you purchase  your  contract.  We also offer  existing  owners (i.e., those who have already  acquired their contract) the option to elect Highest Daily Lifetime Five,  subject to our eligibility  rules and restrictions.

Currently,  if you terminate the Highest Daily Lifetime Five Benefit,  you will (a) not be permitted to re-elect the benefit and (b)
will be allowed to elect the Spousal  Lifetime Five Benefit or the Lifetime Five Income  Benefit on any  anniversary of the contract date that is at least 90 calendar days from the date the Highest Daily  Lifetime Five Benefit was  terminated.  We reserve the right to further  limit the election  frequency in the future.  Before making any such change to the election  frequency,  we will provide prior notice to owners who have an effective Highest Daily Lifetime Five Benefit.

TERMINATION OF THE BENEFIT
You may  terminate the benefit at any time by notifying  us. If you  terminate  the benefit,  any guarantee  provided by the benefit will terminate as of the date the termination is effective,  and certain  restrictions on re-election will apply as described above.
We reserve the right to further limit the frequency  election in the future.  The benefit  terminates:  (i) upon your termination of the benefit, (ii) upon your surrender of the contract,  (iii) upon your election to begin receiving annuity payments;  (iv) upon the death of the  designated  life,  (v) if both the contract  value and Highest  Daily Annual  Income Amount equal zero, or (vi) if you fail to meet our requirements for issuing the benefit.

Upon  termination  of Highest Daily  Lifetime Five, we cease  deducting the charge for the benefit.  With regard to your  investment allocations,  upon  termination  we will:  (i) leave  intact  amounts  that are held in the variable  investment  options,  and (ii)
transfer all amounts held in the Benefit  Fixed Rate Account (as  described  below) to your variable  investment  options,  based on your existing  allocation  instructions or (in the absence of such existing  instructions)  pro rata (i.e. in the same proportion as the current balances in your variable investment options).

ASSET TRANSFER COMPONENT OF HIGHEST DAILY LIFETIME FIVE

As indicated  above, we limit the  sub-accounts  to which you may allocate  contract value if you elect Highest Daily Value Lifetime
Five. For purposes of this benefit,  we refer to those  permitted  sub-accounts  as the "Permitted  Sub-accounts".  As a requirement of participating in Highest Daily Lifetime Five, we require that you participate in our specialized  asset transfer  program,  under which we may transfer  contract  value  between the  Permitted  Sub-accounts  and a fixed  interest rate account that is part of our general  account (the "Benefit Fixed Rate  Account").  The Benefit Fixed Rate Account is available only with this benefit,  and thus you may not allocate purchase payments to that Account.

 Under the asset  transfer  component of Highest  Daily  Lifetime  Five,  we monitor your  contract  value daily and, if  necessary, systematically  transfer  amounts  between the  Permitted  Sub-accounts  you have chosen and the Benefit  Fixed Rate  Account.  Any transfer would be made in accordance  with a formula,  which is set forth in the schedule  supplement to the  endorsement  for this benefit (and also appears in the Appendices to this  prospectus).  Speaking  generally,  the formula,  which we apply each business day,  operates as follows.  The formula starts by  identifying  your Protected  Withdrawal  Value for that day and then  multiplies that figure by 5%, to produce a projected  (i.e.,  hypothetical)  Highest Daily Annual  Income  Amount.  Then,  using our actuarial tables , we produce an estimate of the total amount we would target in our allocation model,  based on the  projected  Highest  Daily Annual Income Amount each year for the rest of your life.  In the  formula,  we refer to that value as the  "Liability  Value." If you have already made a withdrawal,  your  projected  Highest Daily Income Amount (and thus your  Liability  Value) would take into account any automatic step-up that was  scheduled to occur  according to the step-up  formula  described  above.  Next,  the formula  subtracts  from the
 Liability  Value the amount held within the Benefit Fixed Rate Account on that day, and divides that  difference by the amount held within the Permitted  Sub-accounts.  That ratio,  which essentially  isolates the amount of your Liability Value that is not offset by amounts held within the Benefit Fixed Rate Account,  is called the "Liability  Ratio".  If the Liability Ratio exceeds a certain percentage,  it means essentially that too much Liability Value is not offset by assets within the Benefit Fixed Rate Account,  and therefore we will  transfer an amount from your  Permitted  Sub-accounts  to the Benefit  Fixed Rate  Account.  Conversely,  if the
 Liability  Ratio  falls  below a certain  percentage,  then a  transfer  from the  Benefit  Fixed  Rate  Account  to the  Permitted
 Sub-accounts would occur.

 As you can glean from the  formula,  a downturn  in the  securities  markets  (i.e.,  a  reduction  in the amount  held  within the
 Permitted  Sub-accounts) may cause us to transfer some of your variable  contract value to the Benefit Fixed Rate Account,  because such a reduction will tend to increase the Liability  Ratio.  Moreover,  certain market return  scenarios  involving "flat" returns over a period of time also could  result in the  transfer  of money to the Benefit  Fixed Rate  Account.  In  deciding  how much to transfer,  we use another  formula,  which  essentially  seeks to  re-balance  amounts held in the Permitted  Sub-accounts  and the
 Benefit  Fixed Rate Account so that the  Liability  Ratio meets a target  ratio,  which  currently is equal to 80%.  Once you elect
 Highest Daily Lifetime Five, the ratios we use will be fixed.  For contracts  issued in the future,  however,  we reserve the right to change the ratios.

While you are not notified when your contract reaches a reallocation  trigger, you will receive a confirmation  statement indicating the  transfer  of a portion of your  contract  value  either to or from the  Benefit  Fixed Rate  Account.  The formula by which the reallocation  triggers operate is designed  primarily to mitigate the financial risks that we incur in providing the guarantee under
Highest Daily Lifetime Five.

Depending on the results of the calculation relative to the reallocation triggers, we may:

o        Not make any transfer; or
o        If a portion of your contract value was previously  allocated to the Benefit Fixed Rate Account,  transfer all or a portion of those amounts to the Permitted  Sub-accounts,  based on your existing  allocation  instructions (e.g., asset allocation)
         or (in the absence of such  existing  instructions)  pro rata.  Amounts taken out of the Benefit Fixed Rate Account will be withdrawn for this purpose on a last-in,  first-out basis (an amount renewed into a new guarantee  period under the Benefit
         Fixed Rate Account will be deemed a new investment for purposes of this last-in, first-out rule); or
o        Transfer  all or a portion  of your  contract  value in the  Permitted  Sub-accounts  pro-rata  to the  Benefit  Fixed Rate
         Account.  The  interest  that you earn on such  transferred  amount  will be equal to the annual  rate that we have set for that day, and we will credit the daily  equivalent of that annual  interest  until the earlier of one year from the date of the  transfer  or the date that such  amount in the  Benefit  Fixed  Rate  Account  is  transferred  back to the  Permitted
         Sub-accounts.

If a significant  amount of your contract  value is  systematically  transferred to the Benefit Fixed Rate Account during periods of market declines or low interest rates,  less of your contract value may be available to participate in the investment  experience of the  Permitted  Sub-accounts  if there is a  subsequent  market  recovery.  Under the  reallocation  formula  that we employ,  it is possible that a significant portion of your contract value may be allocated to the Benefit Fixed Rate Account.

ADDITIONAL TAX CONSIDERATIONS FOR QUALIFIED CONTRACTS/ARRANGEMENTS

If you purchase a contract as an investment vehicle for "qualified"  investments,  including an IRA, SEP-IRA,  Tax Sheltered Annuity
(or 403(b)) or employer  plan under Code  Section  401(a),  the minimum  distribution  rules under the Code  require  that you begin receiving  periodic  amounts from your contract  beginning after age 70 1/2. For a Tax Sheltered  Annuity or a 401(a) plan for which the  participant  is not a greater than 5 percent owner of the employer,  this required  beginning date can generally be deferred to retirement,  if later.  Roth IRAs are not subject to these rules during the owner's  lifetime.  The amount  required  under the Code may exceed the Highest  Daily Annual  Income  Amount,  which will cause us to increase the Highest Daily Annual Income Amount in any contract year that required  minimum  distributions  due from your contract are greater than such amounts.  In addition,  the amount and  duration  of payments  under the  annuity  payment and death  benefit  provisions  may be adjusted so that the  payments do not trigger any penalty or excise taxes due to tax considerations such as minimum distribution requirements.

SECTION 8 (subsection entitled "Insurance and Administrative Charges")

We replace the first two sentences of the first  paragraph  concerning the charges for Lifetime Five and Spousal  Lifetime Five with the  following:  "We impose an additional  charge of 0.60%  annually if you choose the Lifetime  Five Income  Benefit or the Highest
Daily Lifetime Five Benefit, and an additional charge of 0.75% annually if you choose the Spousal Lifetime Five Income Benefit."

APPENDIX B:  Selecting The Variable Annuity That's Right For You

In the product  comparison  chart, we revise the line item (and  accompanying  footnote)  concerning Living Benefits to reflect that
Highest Daily  Lifetime Five is available  under  Strategic  Partners  FlexElite 2, Strategic  Partners  Annuity One 3 and Strategic
Partners Plus 3.

We add the following as Appendix C:

Appendix C

Asset Transfer Formula Under Highest Daily Lifetime Five Benefit

We set out below the current formula under which we may transfer amounts between the variable investment options and the Benefit
Fixed Rate Account.  As discussed in Section 5, we reserve the right to modify this formula with respect to those who elect
Highest Daily Lifetime Five in the future.  However, upon your election of Highest Daily Lifetime Five, we will not alter the asset transfer formula that applies to your contract.

Terms and Definitions referenced in the calculation formula:
o        Cu - the upper target is established on the Effective Date and is not changed for the life of the guarantee.  Currently, it is 83%.
o        Ct - the target is established on the Effective Date and is not changed for the life of the guarantee.  Currently, it is
       80%.
o        Cl - the lower target is established on the Effective Date and is not changed for the life of the guarantee.  Currently, it is 77%.
o        L - the target value as of the current business day.
o        r - the target ratio.
o        a - the factors used in calculating the target value.  These factors are established on the Effective Date and are not changed for the life of the guarantee.  The factors that we use currently are derived from the a2000 Individual Annuity
       Mortality Table with an assumed interest rate of  3%.  Each number in the table "a" factors (which appears below) represents a factor, which when multiplied by the Highest Daily Annual Income Amount, projects our total liability for the purpose of asset transfers under the guarantee.
o        Q - age based factors used in calculating the target value.  These factors are established on the Effective Date and are
       not changed for the life of the guarantee   The factor is currently set equal to 1.
o        V - the total value of all Sub-accounts in the annuity.
o        F - the total value of all Benefit Fixed Rate Account allocations.
o        I -  the Income Value prior to the first withdrawal.  The Income Value is equal to what the Annual Income Amount would be if the first withdrawal were taken on the date of calculation.  After the first withdrawal the Income Value equals the greater of the Annual Income Amount, the quarterly step-up amount times the Annual Income Percentage, and the contract value  times the Annual Income Percentage.
o        T - the amount of a transfer into or out of the Benefit Fixed Rate Account.
o        I% - Annual Income Amount percentage.  This factor is established on the Effective Date and is not changed for the life of the guarantee.  Currently, this percentage is equal to 5%.

Target Value Calculation:
On each business day, a target value (L) is calculated, according to the following formula.  If the variable contract value  (V)
is equal to zero, no calculation is necessary.

                  L = I * Q * a

Transfer Calculation:
The following formula, which is set on the Effective Date and is not changed for the life of the guarantee, determines when a transfer is required:

         Target Ratio r = (L - F) / V.
o        If r > Cu, assets in the Sub-accounts are transferred to Benefit Fixed Rate Account.
o        If r < Cl, and there are currently assets in the Benefit Fixed Rate Account
         (F > 0), assets in the Benefit Fixed Rate
         Account are transferred to the Sub-accounts.

The following formula, which is set on the Effective Date  and is not changed for the life of the guarantee, determines the transfer amount:
     T ={Min(V, [L - F - V *  Ct] / (1-Ct))}                  T>0, Money moving from the Sub-accounts to the Benefit Fixed Rate
                                                              Account
     T ={Min(F, [L - F - V *  Ct] / (1-Ct))}                  T<0, Money moving from the Benefit Fixed Rate Account to the
                                                              Sub-accounts]

Example:
Male age 65 contributes $100,000 into the Permitted Sub accounts and the value drops to $92,300 during year one, end of day one.
A table of values for "a" appears below.

Target Value Calculation:

L        = I * Q * a

         = 5000.67 * 1 * 15.34

         = 76,710.28

Target Ratio:

r         = (L - F) / V
         = (76,710.28 - 0) / 92,300.00

         = 83.11%

Since  r > Cu  ( because 83.11% > 83%) a transfer into the Benefit Fixed rate Account occurs.

T        = { Min ( V, [ L - F - V * Ct] / ( 1 - Ct))}

         = { Min ( 92,300.00, [ 76,710.28 - 0 - 92,300.00 * 0.80] / ( 1 - 0.80))}

         = { Min ( 92,300.00, 14,351.40 )}

         = 14,351.40

                                             Age 65 "a" Factors for Liability Calculations
                                           (in Years and Months since Benefit Effective Date)*

            Months
Years            1        2       3        4        5        6       7        8        9       10      11       12
        1    15.34    15.31   15.27    15.23    15.20    15.16   15.13    15.09    15.05    15.02   14.98    14.95
        2    14.91    14.87   14.84    14.80    14.76    14.73   14.69    14.66    14.62    14.58   14.55    14.51
        3    14.47    14.44   14.40    14.36    14.33    14.29   14.26    14.22    14.18    14.15   14.11    14.07
        4    14.04    14.00   13.96    13.93    13.89    13.85   13.82    13.78    13.74    13.71   13.67    13.63
        5    13.60    13.56   13.52    13.48    13.45    13.41   13.37    13.34    13.30    13.26   13.23    13.19
        6    13.15    13.12   13.08    13.04    13.00    12.97   12.93    12.89    12.86    12.82   12.78    12.75
        7    12.71    12.67   12.63    12.60    12.56    12.52   12.49    12.45    12.41    12.38   12.34    12.30
        8    12.26    12.23   12.19    12.15    12.12    12.08   12.04    12.01    11.97    11.93   11.90    11.86
        9    11.82    11.78   11.75    11.71    11.67    11.64   11.60    11.56    11.53    11.49   11.45    11.42
       10    11.38    11.34   11.31    11.27    11.23    11.20   11.16    11.12    11.09    11.05   11.01    10.98
       11    10.94    10.90   10.87    10.83    10.79    10.76   10.72    10.69    10.65    10.61   10.58    10.54
       12    10.50    10.47   10.43    10.40    10.36    10.32   10.29    10.25    10.21    10.18   10.14    10.11
       13    10.07    10.04   10.00     9.96     9.93     9.89    9.86     9.82     9.79     9.75    9.71     9.68
       14     9.64     9.61    9.57     9.54     9.50     9.47    9.43     9.40     9.36     9.33    9.29     9.26
       15     9.22     9.19    9.15     9.12     9.08     9.05    9.02     8.98     8.95     8.91    8.88     8.84
       16     8.81     8.77    8.74     8.71     8.67     8.64    8.60     8.57     8.54     8.50    8.47     8.44
       17     8.40     8.37    8.34     8.30     8.27     8.24    8.20     8.17     8.14     8.10    8.07     8.04
       18     8.00     7.97    7.94     7.91     7.88     7.84    7.81     7.78     7.75     7.71    7.68     7.65
       19     7.62     7.59    7.55     7.52     7.49     7.46    7.43     7.40     7.37     7.33    7.30     7.27
       20     7.24     7.21    7.18     7.15     7.12     7.09    7.06     7.03     7.00     6.97    6.94     6.91
       21     6.88     6.85    6.82     6.79     6.76     6.73    6.70     6.67     6.64     6.61    6.58     6.55
       22     6.52     6.50    6.47     6.44     6.41     6.38    6.36     6.33     6.30     6.27    6.24     6.22
       23     6.19     6.16    6.13     6.11     6.08     6.05    6.03     6.00     5.97     5.94    5.92     5.89
       24     5.86     5.84    5.81     5.79     5.76     5.74    5.71     5.69     5.66     5.63    5.61     5.58
       25     5.56     5.53    5.51     5.48     5.46     5.44    5.41     5.39     5.36     5.34    5.32     5.29
       26     5.27     5.24    5.22     5.20     5.18     5.15    5.13     5.11     5.08     5.06    5.04     5.01
       27     4.99     4.97    4.95     4.93     4.91     4.88    4.86     4.84     4.82     4.80    4.78     4.75
       28     4.73     4.71    4.69     4.67     4.65     4.63    4.61     4.59     4.57     4.55    4.53     4.51
       29     4.49     4.47    4.45     4.43     4.41     4.39    4.37     4.35     4.33     4.32    4.30     4.28
       30     4.26     4.24    4.22     4.20     4.18     4.17    4.15     4.13     4.11     4.09    4.07     4.06
       31     4.04     4.02    4.00     3.98     3.97     3.95    3.93     3.91     3.90     3.88    3.86     3.84
       32     3.83     3.81    3.79     3.78     3.76     3.74    3.72     3.71     3.69     3.67    3.66     3.64
       33     3.62     3.61    3.59     3.57     3.55     3.54    3.52     3.50     3.49     3.47    3.45     3.44
       34     3.42     3.40    3.39     3.37     3.35     3.34    3.32     3.30     3.29     3.27    3.25     3.24
       35     3.22     3.20    3.18     3.17     3.15     3.13    3.12     3.10     3.08     3.07    3.05     3.03
       36     3.02     3.00    2.98     2.96     2.95     2.93    2.91     2.90     2.88     2.86    2.85     2.83
       37     2.81     2.79    2.78     2.76     2.74     2.73    2.71     2.69     2.68     2.66    2.64     2.62
       38     2.61     2.59    2.57     2.56     2.54     2.52    2.51     2.49     2.47     2.45    2.44     2.42
       39     2.40     2.39    2.37     2.35     2.34     2.32    2.30     2.29     2.27     2.25    2.24     2.22
       40     2.20     2.19    2.17     2.15     2.14     2.12    2.11     2.09     2.07     2.06    2.04     2.02
       41     2.01     1.84    1.67     1.51     1.34     1.17    1.00     0.84     0.67     0.50    0.33     0.17
         * The values set forth in this table are applied to all ages.

      This  prospectus  supplement  is  intended  to amend the  prospectus  for the  annuity  you own,  and is not  intended to be a prospectus or offer for any annuity listed here that you do not own.